Exhibit 99.1

Navigator Holdings Ltd. Announces Appointment of Mads Peter Zacho as Chief Executive Officer

June 1, 2022 – Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces today that Navigator’s Board of Directors (the “Board”) has appointed Mr. Mads Peter Zacho as Chief Executive Officer (“CEO”), effective September 1, 2022.

Dag von Appen, Navigator’s Non-executive Chairman, commented:

“The Board is delighted to welcome Mads Peter Zacho to Navigator as our new CEO. Mads has considerable industry and corporate experience and will be well placed to lead Navigator through its next exciting period of growth.

“I would also like to take this opportunity to thank the executive management team, comprised of Michael Schröder, Niall Nolan and Oeyvind Lindeman, for leading Navigator as a strong, high-performance team since October 2021. Their cohesiveness and support in filling the role of CEO during this period has been invaluable to Navigator.”

Mads Peter Zacho, Navigator’s incoming Chief Executive Officer, commented:

“I am thrilled to join Navigator and look forward to working closely with Navigator’s talented and dedicated team of professionals as we leverage and grow our market leading business. With strong client relationships and a large, modern fleet, Navigator has unique potential to shape the future of the gas infrastructure industry and lead the way to a truly sustainable tomorrow.”

About Mads Peter Zacho

Mr. Zacho has worked in shipping for almost 20 years, most recently as the Head of Industry Transition at the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping, since November 2020. From November 2016 to August 2020, Mads was CEO for J. Lauritzen A/S and was also CFO for TORM plc from September 2013 to November 2016 and CFO for Svitzer between 2010 and 2013. Mads was Deputy Head of Treasury for A.P. Møller-Mærsk between 2004 and 2010.

Mads spent the first 10 years of his career in the financial industry in Denmark and the United States and brings shipping experience from several shipping segments, namely the gas tanker, dry bulk, product tanker, container and towage segments.

Mads has an MSc in Economics from the University of Copenhagen and an MBA from the International Institute for Management Development, Lausanne.

Forward-looking Statements

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the anticipated start date for Mr. Zacho. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention: Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com

London: 10 Bressenden Place, London, SW1E 5DH.

Tel:       +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link—New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com